DIA BRAS
exploration

[redacted]

08001125

SUPPL

March 4, 2008

SEC Mail Processing Section
MAR - 6 2008
Washington, DC
111

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between February 1 to 29, 2008.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

If you have any questions please do not hesitate to contact me.

Sincerely,

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

dlw 3/11

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

SEC Mail Processing Section
MAR - 6 2008
Washington, DC
111

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM FEBRUARY 1 TO 29, 2008

Date of Filing	Name of Form
	No filings done in January 2008
February 5, 2008[1]	News release – French – No. 1 – 2008
February 5, 2008[1]	News release – English – No. 1 – 2008
February 5, 2008[1]	News release – French – No. 2 – 2008
February 5, 2008[1]	News release – English – No. 2 – 2008
February 6, 2008[1]	News release – English – No. 3 – 2008
February 6, 2008[1]	Material change report
February 19, 2008[1]	News release – English – No. 4 – 2008

(1) New document (included)
(2) Change in date of filing
(3) Document already sent

File No. 82-34990

DIA BRAS exploration

Pour publication immédiate

Bourse de croissance TSX - DIB

N° 01 - 2008

DIA BRAS RECOUPE UNE SECTION DE 73,8 MÈTRES TITRANT 1,2 % Cu ET 41 g/t Ag DANS LA RÉGION D'EL GALLO ET PRÉSENTE LES DES DERNIERS RÉSULTATS DE FORAGE À LA PROPRIÉTÉ BOLIVAR

Montréal, Québec - 21 janvier 2008- **Exploration Dia Bras inc. (TSX-V : DIB)** est heureuse d'annoncer l'interception dans la région d'El Gallo d'une section du skarn inférieur d'une épaisseur jamais égalée à ce jour. La Société profite de l'occasion pour présenter une mise à jour de son programme de forage à la propriété Bolivar ainsi que de nouveaux résultats de forage.

Le trou **DB07B225** a intercepté une section de 120 mètres dans une minéralisation de type skarn inférieur dans laquelle se trouvaient plusieurs intersections cupifère incluant une section de **73,8 mètres de longueur (largeur réelle estimée à 69,4 mètres) titrant en moyenne 1,2% Cu, 0,1% Pb, 41 g/t Ag et 0,1 g/t Au**. C'est la première fois à ce jour qu'un forage traverse une section de skarn inférieur minéralisé de cette épaisseur. Le trou foré dans la section 9450 indique un épaississement de la structure minéralisée dans cette région.

Secteur Bolivar Alta Ley (site de la mine)
Les sondages de surface et les forages souterrains effectués dans la région Bolivar Alta Ley visaient à définir les directions (Rosario, Fernandez) et le potentiel de nouvelles zones de minéralisation ainsi qu'à décrire plus en détail les lentilles de sulfure massif Selena, Titanic et Rosario.

On a donc effectué en 2007 dans cette région 22 sondages de surface totalisant 4 708 mètres et 99 forages souterrains totalisant 8 256 mètres pour une longueur totale de forage de 12 964 mètres.

Trois sondages de surface dans cette région se révèlent particulièrement intéressants. Les trous DB07200, 213 et 214 ont tous intercepté en profondeur les horizons des skarns supérieur et inférieur dans cette région qui, située à l'est-sud-est des travaux actuels de la mine, n'avait pas fait encore l'objet d'exploration.

Le trou DB07B200, foré à l'est de la lentille de sulfure massif Selena, à l'azimut de 90° et d'une inclinaison de -80°, a recoupé une section de 8,3 mètres titrant 0,3 % Cu, 6,1 % Zn, 73 g/t Ag et 0,03 g/t Au dans la portion de 436,0 à 444,3 mètres de longueur (largeur réelle estimée à 5,3 mètres). Ce forage révèle une nouvelle aire potentielle d'exploration des horizons du skarn supérieur à l'est du gisement principal.

Le trou DB07B213, foré à quelque 100 mètres au sud du trou DB07B200, a intercepté apparemment le même horizon minéralisé que ce dernier. Le trou, foré à un azimut de 90° et une inclinaison de -69°, semble confirmer la présence d'une colonne de minerai riche le long d'une structure est-sud-est à environ 150 mètres du gisement principal et à une profondeur supérieure d'au moins 100 mètres de celle présente à Alta Ley. La section la plus intéressante révélée par le forage titre 8,1% Cu, 14,4% Zn, 215 g/t Ag et 0,16 g/t Au dans la portion de 474,0 à 476,2 de la longueur (largeur réelle estimée à 1,5 mètre).

Le trou DB07B214 a recoupé la minéralisation la plus profonde du skarn inférieur jusqu'à maintenant à l'élévation de 1478 m (de 536 à 541 mètres de longueur). L'intersection a titré en moyenne 2,6 % Zn et 13,8 g/t Ag sur 5,0 mètres de longueur (largeur réelle de 4,5 mètres). Curieusement, cette section ne comporte pas de minéralisation de cuivre comme aurait on pu s'y attendre, mais plutôt une minéralisation riche en zinc à l'intérieur d'un skarn contenant de la magnétite, en raison probablement de son caractère distal.

Les meilleurs résultats proviennent du sondage souterrain DB07BM120 explorant l'extension en profondeur de la lentille de sulfure massif Selena qui comprend plusieurs intersections importantes dont une section de 5,3 mètres de longueur titrant 1,6 % Cu, 13,5 % Zn et 15,2 g/t Ag.

Secteur El Gallo
Les forages dans la région d'El Gallo continuent de recouper des minéralisations locales de cuivre largement disséminées dans la structure porteuse de magnétite du skarn inférieur et des minéralisations à teneur élevée en zinc dans le skarn supérieur.

Depuis le début du programme d'exploration au site Bolivar en 2003, on a procédé dans cette région au forage de 30 trous totalisant 6 492 mètres (dont 17 sondages de surface totalisant 4 518 mètres en 2007).

Secteur El Val
Dans la région d'El Val – La Montura, la Société a complété 4 114 mètres de forage en 18 sondages de surface en 2007. Les objectifs du premier programme de forage étaient de déterminer le potentiel de la région et d'établir si 1) la stratigraphie connue du site Bolivar pouvait s'étendre aussi loin au sud-est que celle démontrée au site El Val ou si 2) cet indice faisait partie d'une nouvelle structure minéralisée.

L'intersection la plus intéressante de la région a été mise à jour par le trou DB07B215 (résultats rapportés en octobre 2007, communiqué de presse n° 28). Les plus récents forages indiquent que la structure minéralisée s'étend en effet de La Montura jusqu'à El Val et comportent des teneurs importantes en métaux comparables à celles du secteur à l'ouest de cette région – le long du fragment rocheux de la falaise.

Les analyses des forages DB07B222, DB07B226 et DB07B229, tous exécutés dans la région d'El Val, sont en cours et les résultats seront publiés dès leur arrivée. Tous ces forages ont recoupé à faible profondeur des minéralisations de cuivre-zinc typiques d'environnement de skarns supérieur et inférieur quoique d'elles étaient plutôt restreintes en largeur.

Résultats des analyses des forages à Bolivar

		De	À	Longueur	Cu (%)	Zn (%)	Au g/t	Ag g/t	Pb (%)	Fe (%)	Dans	Largeur réelle
SECTEUR BOLIVAR ALTA LEY												
DB07B200		436,0	444,3	8,3	0,3	6,1	0,03	73	0,3	5,3	SS	5,3
	incl.	436,0	437,0	1,0	0,9	14,9	0,04	98	0,1	4,0	SS	0,6
		509,6	511,7	2,1	3,0	0,2	0,62	28	0,0	33,3	SI	1,3
		544,6	552,0	8,0	0,1	1,5	0,01	8	0,0	14,0	SI	4,0
	incl.	547,1	548,2	1,1	0,0	5,6	0,01	1	0,0	30,1	SI	0,6
DB07B206		204,2	208,0	3,9	0,6	5,2	0,13	47	0,1	4,7	SS	3,3
		212,4	215,4	3,0	1,9	8,7	0,74	56	0,1	9,4	SS	2,6
		247,2	252,0	4,8	1,8	0,2	0,04	26	0,0	9,5	SS	4,2
DB07B207		502,3	505,2	2,9	0,3	0,8	0,02	4	0,0	10,7	SS	2,5
DB07B213		177,7	180,0	2,3	0,2	6,9	0,04	6	0,0	2,6	SS	1,6
		474,0	476,2	2,2	8,1	14,4	0,16	215	0,2	8,9	SS	1,5
DB07B214		536,0	541,0	5,0	0,0	2,6	0,01	1	0,0	13,8	SI	
DB07B216* comm. presse n° 27		371,6	378,0	6,4	0,9	0,6	0,21	19	0,0	23,5	SI	4,9
DB07B217 avorté												
DB07B219		463,8	476,0	12,3	0,6	2,8	0,06	26	0,0	17,3	SI	8,7
DB07B220 en cours											SS	

	De	À	Longueur	Cu (%)	Zn (%)	Au g/t	Ag g/t	Pb (%)	Fe (%)	Dans	Largeur réelle
SECTEUR EL GALLO											
DB07B205	102,2	105,0	2,9	1,0	0,0	0,02	13	0,0	9,3	SS	2,5
	175,9	181,1	5,2	1,1	0,0	0,55	19	0,0	14,3	SI	4,5
DB07B210	165,5	170,0	4,5	0,8	0,1	0,20	27	0,0	15,6	SI	3,9
DB07B211	234,8	248,0	13,2	1,7	0,2	0,12	32	0,0	18,5	SI	4,9
DB07B218	134,5	140,0	5,5	0,6	4,5	0,22	10	0,0	8,1	SS	3,9
	221,9	233,0	11,1	1,6	0,1	0,64	24	0,0	19,0	SI	10,4
	243,5	256,1	12,6	3,4	0,7	0,09	124	0,2	8,3	SS	11,8
	271,4	274,8	3,4	1,2	0,1	0,04	15	0,0	4,0	SS	3,2
DB07B221	266,7	271,6	4,9	1,8	0,0	0,03	28	0,0	10,7	SI	
DB07B223	167,0	169,4	2,4	0,5	3,2	0,03	23	0,0	8,0	SS	
El Gallo	251,8	260,0	8,2	1,3	0,2	0,27	26	0,0	28,6	SI	
en cours											
DB07B224											
avorté											
DB07B225	184,1	198,3	14,2	0,8	0,2	0,02	16	0,1	12,2	SI	13,3
incl.	185,6	187,4	1,8	0,6	0,3	0,04	41	0,0	11,8		
incl.	190,5	195,3	4,8	0,9	0,3	0,02	24	0,1	15,2		
et	232,3	306,1	73,8	1,2	0,0	0,1	41	0,1	9,7	SI	69,4
incl.	233,8	244,5	10,7	1,3	0,0	0,37	29	0,0	20,4		
incl.	255,3	270,5	15,2	1,8	0,0	0,14	59	0,1	11,4		
incl.	291,1	297,5	6,4	2,1	0,2	0,03	49	0,5	5,5		
SECTEUR EL VAL											
DB07B209*	92,7	99,3	6,6	0,0	2,6	0,08	4	0,0	6,4	SS	5,7
	101,6	102,9	1,4	0,2	1,5	0,01	15	0,0	6,4	SS	1,2
	114,3	116,3	2,0	0,1	7,7	0,03	11	0,0	5,8	SS	1,7
divulgué en partie dans le Comm. de presse du 25 sept.											
DB07B212	112,1	116,1	4,1	1,4	5,7	0,03	36	0,0	8,0	SS	3,5
	118,9	120,3	1,4	0,8	0,1	0,01	35	0,0	7,7	SS	1,2
LA NARIZONA											
DB07B203											
aucune minéralisation											

Résultats des analyses des forages à Bolivar (suite)

	De	À	Longueur	Cu (%)	Zn (%)	Au g/t	Ag g/t	Pb (%)	Fe (%)	Dans	Largeur réelle
LA MONTURA											
DB07B222		410.2	411.8	1.6	0.9	2.7	0.01	5	0.0	13.1	SI
Montura											
en cours											

* déjà annoncé

Programme de forage 2007
En 2007, la Société a procédé à un programme important de forage sur sa propriété pour mettre à jour sa banque de données sur les ressources du site (voir communiqué de presse du 25 septembre 2007) et compléter son évaluation préliminaire du potentiel économique des ressources qui indiquait que le projet pourrait alimenter une usine de production journalière de 1000 tonnes si les ressources inférées des skarns supérieur et inférieur (2 035 000 tonnes de cuivre à teneur de 2,53 % de cuivre équivalent Cueq - voir communiqué de presse du 16 novembre 2007) pouvaient se révéler en fait des ressources mesurées et indiquées. Dia Bras travaille donc activement à démontrer le potentiel des ressources.

En date du 31 décembre, la Société avait complété le forage d'environ 25 189 mètres du projet Bolivar en l'occurrence 17 005 mètres de sondages de surface et 8 184 mètres de forages souterrains.

Mois	janvier	février	mars	avril	mai	juin	juillet	août	septembre	octobre	novembre	décembre	Total
Mine	615,0	302,4	911,0	456,5	833,1	340,6	648,0	663,0	1257,0	901,0	724,5	532,0	**8184**
Surface	371,0	1560,0	1239,0	1299,0	1094,0	1237,0	1246,0	1714,8	2452,0	1800,0	1734,0	1258,0	**17 004**
Total	986,0	1862,4	2150,0	1755,5	1927,1	1577,6	1894,0	2377,8	3709,0	2701,0	2458,5	1790,0	**25 188**

Méthode d'analyse
Les échantillons ont été préparés par Chemex à leurs laboratoires de Chihuahua au Mexique et analysés selon les méthodes ICP et AA à leurs laboratoires de Vancouver au Canada.

Contrôle de la qualité
Les échantillons de forage destinés aux fins d'analyse consistent en demi-carottes de dimension NQ prélevées sur le site. Ceux-ci ont été préparés par les laboratoires de préparation d'échantillons Chemex à Chihuahua au Mexique. Les analyses ont été réalisées sur des échantillons de 50 g selon la méthode AA pour vérifier leur teneur en or et sur des échantillons de 50 g selon la méthode AA pour déterminer leur teneur en argent aux laboratoires Chemex de Vancouver Nord au Canada. L'analyse des teneurs en Pb, Zn et Cu, quant à elle, été faite selon la méthode de plasma couplé par induction (ICP) aux laboratoires de Chemex. Les tests d'assurance qualité (QA-QC) de Dia Bras sont expliqués en détail dans les rapports RPA 43-101 de décembre 2006 pour la propriété Cusi et d'octobre 2005 pour la propriété Bolivar.

Le contenu technique du présent communiqué a été approuvé par François Auclair, géologue et vice-président Exploration de Dia Bras, une personne dûment qualifiée en vertu du règlement NI43-101.

À propos de Dia Bras

Dia Bras est une société canadienne d'exploration minière qui consacre ses activités à l'exploration de métaux communs et précieux dans l'État de Chihuahua dans le nord du Mexique. La Société s'est engagée à développer et mettre en valeur ses actifs - le projet de cuivre-zinc de Bolivar et le district argentifère de Cusi. Les titres de la Société sont inscrits à la Bourse de croissance TSX sous le symbole « DIB ».

Pour plus de renseignements au sujet de Dia Bras, visitez le site Web www.diabras.com ou communiquez avec les personnes suivantes :

Thomas L. Robyn
Président exécutif du conseil
Exploration Dia Bras
(514) 393-8875

Daniel Tellechea
Président et chef de la direction
Exploration Dia Bras
(514) 393-8875

La Bourse de croissance TSX se dégage de toute responsabilité quant à la pertinence ou à l'exactitude du présent communiqué de presse.

Énoncés prospectifs :

À l'exception des données historiques, toutes les déclarations faites dans ce communiqué comportent des éléments de risque et d'incertitude. Les événements et les résultats réels pourraient effectivement différer des prévisions et des attentes exprimées par la Société.


N
Bolivar NW
BOLIVAR MINE
(Alta Ley)
Pozo Agua
Increible
Mina Fierro
El Gallo
La Montura
Faulted Block
PROSPECTIVE AREA: 1.5 KM
La Pequeña
La Narizona
El Val
LEGEND
Rhyolite
Andesite
Hornfels
Skarn
Marble
Granodiorite
Felsic dyke
Zn-Cu mineralization
Mine
Old workings, showing
400 m
VISUACOM (10/2007) · Geology: Stephen Taylor

DIA BRAS
exploration

Bolivar Mine Area

Local Geology and Drill Targets

Drilling results - October 10, 2007



LEGEND
CRETACEOUS - TERTIARY
Granodiorite
Andesitic flow
CRETACEOUS
Upper skarn
Lower skarn
LS (marble)
Potrero formation
SYMBOLS
Upper Skarn Mineralization
Lower Skarn Mineralization
Drill hole done
Proposed drill hole
N
DB07B221
DB07B211
DB07B218
DB07B223
DB07B225
DB07B210
DB07B205
50m
VISUACOM (07/2007)

DIA BRAS exploration

Bolivar Project

Drilling Ressus of the El Gallo Area
January 21, 2008

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 01 - 2008

DIA BRAS INTERSECTS 73.8 METRES GRADING 1.2% Cu AND 41 g/t Ag AT EL GALLO AREA AND REPORTS ON ITS LAST DRILLING RESULTS AT ITS BOLIVAR PROPERTY

Montréal, Québec - January 21, 2008 - **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce the widest Lower Skarn intersection in the El Gallo area and to provide an update on the 2007 exploration program at its Bolivar property as well as new drill results.

Hole **DB07B225** intersected 120 metres core length of Lower Skarn-type mineralisation, in which a number of copper-bearing intersections were encountered, including a **73.8 metre section core length (69.4 metre estimated true width) averaging 1.2% Cu, 0.1% Pb, 41 g/t Ag and 0.1 g/t Au**. This hole intersected the thickest section of mineralised Lower Skarn to date. The hole was drilled on section 9,450 and indicates a thickening of the mineralised body in this area.

Bolivar Alta Ley (Mine site) Area

Both surface and underground diamond core drilling at Bolivar Alta Ley were aimed at continuing to define the mineralized trends (Rosario, Fernandez) while also developing potential new zones of mineralization, as well as further delineating the Selena, Titanic and Rosario massive sulfide lenses.

In this area, some 22 surface drill holes totaling 4,708 metres and 99 underground holes totaling 8,256 metres were completed in 2007, for a total of 12,964 metres.

Three significant surface drill holes are of particular interest in this area. Holes DB07200, 213 and 214 have all intersected at depth the Upper and Lower Skarn horizons in an area previously untested, to the ESE of the actual mine workings.

Hole DB07B200, drilled to the east of the Selena massive sulfide lens, at an azimuth of 90° and a dip of -80°, intersected 8.3 metres of 0.3% Cu, 6.1% Zn, 73 g/t Ag and 0.03 g/t Au from 436.0 to 444.3 metres core length (estimated true width of 5.3 metres). This hole opens potentially new ground for exploration to the east of the main deposit in the Upper Skarn horizon.

Hole DB07B213, drilled some 100 metres to the south of hole DB07B200, intersected apparently the same mineralized horizon as hole 200. This hole was drilled at an azimuth of 90°, at a dip of -69°, and appears to confirm the presence of a mineralized lens along an ESE structure, some 150 metres away from the main deposit, and at least 100 metres deeper than the known occurrence at Alta Ley. The best intersection in this hole returned 8.1% Cu, 14.4% Zn, 215 g/t Ag and 0.16 g/t Au from 474.0 to 476.2 metres core length (estimated true width 1.5 metre).

Hole DB07B214 intersected the deepest Lower Skarn mineralization to date, at 1478m elevation (from 536 to 541 metres core length). The intersection averages 2.6% Zn and 13.8 g/t Ag over 5.0 metres core length (4.5 metres true width). Interestingly, this intercept does not carry copper mineralization, as expected, but rather a zinc-rich mineralization within magnetite-bearing skarn, possibly due to its distal nature.

The best underground hole was DB07BM120, which extends the down plunge extension of the Selena massive sulphide lens. The hole returned a number of significant intersections, including 5.3 metres (core length) of 1.6% Cu, 13.5% Zn and 15.2 g/t Ag.

El Gallo Area
Drilling in the El Gallo area continues to intersect widespread disseminated and stringer copper mineralization in the magnetite-bearing Lower Skarn and high-grade zinc in the Upper Skarn.

Since the inception of the exploration program at Bolivar in 2003, some 30 holes totalling 6,492 metres of diamond core drilling (17 surface diamond drill holes totalling 4,518 metres in 2007) have been completed in this area.

Apart from hole DB07B225, other interesting intersections were encountered, as in hole DB07B211, which intersected 1.7% Cu over 13.2 metres core length from 234.8 to 248.0 (estimated true width 4.9 metres) and in hole DB07B218, which intersected 3.4% Cu, 0.7% Zn and 124 g/t Ag over 12.6 metres core length from 243.5 to 256.1 (11.8 metres estimated true width).

El Val Area
In the El Val - La Montura area, 4,114 metres in 18 surface diamond drill holes were completed in 2007. This first exploration drilling program was aimed at identifying the potential of this area and attempted to determine either 1) if the known Bolivar stratigraphy could extend as far SE as the El Val showing or 2) if this prospect was part of a new mineralised trend.

The best intersection in this area was in hole DB07B215 (reported in October 2007, see PR #28). New drilling indicates that the mineralised trend does in fact extend from La Montura to El Val, with significant metal build up close to the western side of the area - along the scree face of the cliff.

Assay results for holes DB07B222, DB07B226 and DB07B229, all drilled in the El Val area are still awaited and will be published as soon as received. All holes intersected copper-zinc mineralisation of the Upper and Lower Skarn type at shallow depth, although over narrow widths.

Bolivar Assay Results

		From	To	Length	Cu (%)	Zn (%)	Au g/t	Ag g/t	Pb (%)	Fe (%)	IN	True Width
BOLIVAR ALTA LEY SECTOR												
DB07B200		436.0	444.3	8.3	0.3	6.1	0.03	73	0.3	5.3	US	5.3
	incl	436.0	437.0	1.0	0.9	14.9	0.04	98	0.1	4.0	US	0.6
		509.6	511.7	2.1	3.0	0.2	0.62	28	0.0	33.3	LS	1.3
		544.6	552.0	8.0	0.1	1.5	0.01	8	0.0	14.0	LS	4.0
	incl	547.1	548.2	1.1	0.0	5.6	0.01	1	0.0	30.1	LS	0.6
DB07B206		204.2	208.0	3.9	0.6	5.2	0.13	47	0.1	4.7	US	3.3
		212.4	215.4	3.0	1.9	8.7	0.74	56	0.1	9.4	US	2.6
		247.2	252.0	4.8	1.8	0.2	0.04	26	0.0	9.5	US	4.2
DB07B207		502.3	505.2	2.9	0.3	0.8	0.02	4	0.0	10.7	US	2.5
DB07B213		177.7	180.0	2.3	0.2	6.9	0.04	6	0.0	2.6	US	1.6
		474.0	476.2	2.2	8.1	14.4	0.16	215	0.2	8.9	US	1.5
DB07B214		536.0	541.0	5.0	0.0	2.6	0.01	1	0.0	13.8	LS	4.0
DB07B216* PR#27		371.6	378.0	6.4	0.9	0.6	0.21	19	0.0	23.5	LS	4.9
DB07B217 Aborted												
DB07B219		463.8	476.0	12.3	0.6	2.8	0.06	26	0.0	17.3	LS	8.7
DB07B220 In process											US	

	From	To	Length	Cu (%)	Zn (%)	Au g/t	Ag g/t	Pb (%)	Fe (%)	IN	True Width
EL GALLO SECTOR											
DB07B205	102.2	105.0	2.9	1.0	0.0	0.02	13	0.0	9.3	US	2.5
	175.9	181.1	5.2	1.1	0.0	0.55	19	0.0	14.3	LS	4.5
DB07B210	165.5	170.0	4.5	0.8	0.1	0.20	27	0.0	15.6	LS	3.9
DB07B211	234.8	248.0	13.2	1.7	0.2	0.12	32	0.0	18.5	LS	4.9
DB07B218	134.5	140.0	5.5	0.6	4.5	0.22	10	0.0	8.1	US	3.9
	221.9	233.0	11.1	1.6	0.1	0.64	24	0.0	19.0	LS	10.4
	243.5	256.1	12.6	3.4	0.7	0.09	124	0.2	8.3	US	11.8
	271.4	274.8	3.4	1.2	0.1	0.04	15	0.0	4.0	US	3.2
DB07B221	266.7	271.6	4.9	1.8	0.0	0.03	28	0.0	10.7	LS	4.4
DB07B223	167.0	169.4	2.4	0.5	3.2	0.03	23	0.0	8.0	US	2.4
El Gallo	251.8	260.0	8.2	1.3	0.2	0.27	26	0.0	28.6	LS	8.0
Partial results											
DB07B224											
Aborted											
DB07B225	184.1	198.3	14.2	0.8	0.2	0.02	16	0.1	12.2	LS	13.3
Incl.	185.6	187.4	1.8	0.6	0.3	0.04	41	0.0	11.8		
Incl.	190.5	195.3	4.8	0.9	0.3	0.02	24	0.1	15.2		
And	232.3	306.1	73.8	1.2	0.0	0.1	41	0.1	9.7	LS	69.4
Incl.	233.8	244.5	10.7	1.3	0.0	0.37	29	0.0	20.4		
Incl.	255.3	270.5	15.2	1.8	0.0	0.14	59	0.1	11.4		
Incl.	291.1	297.5	6.4	2.1	0.2	0.03	49	0.5	5.5		
EL VAL SECTOR											
DB07B209*	92.7	99.3	6.6	0.0	2.6	0.08	4	0.0	6.4	US	5.7
	101.6	102.9	1.4	0.2	1.5	0.01	15	0.0	6.4	US	1.2
	114.3	116.3	2.0	0.1	7.7	0.03	11	0.0	5.8	US	1.7
Partially disclosed in Sept 25th PR											
DB07B212	112.1	116.1	4.1	1.4	5.7	0.03	36	0.0	8.0	US	3.5
	118.9	120.3	1.4	0.8	0.1	0.01	35	0.0	7.7	US	1.2
LA NARIZONA											
DB07B203											
No mineralisation											
LA MONTURA											
DB07B22	410.2	411.8	1.6	0.9	2.7	0.01	5	0.0	13.1	LS	1.1
Partial results											

* Previously announced

2007 Drill Program

In 2007, the Bolivar property was subject to a major drilling program that allowed for the upgrade of the resource base (see PR #25 of September 25, 2007) and the completion of a Preliminary Economic Assessment study which indicated that the project could sustain a 1,000-ton-per-day mill if the inferred resource of the Upper and Lower Skarn (2,035,000 tonnes at 2.53% CuEq - see PR #30 of November 16, 2007) could be upgraded to Measured and Indicated. Dia Bras is working actively to achieve that goal.

As of December 31st. some 25,189 metres of diamond core drilling have been completed on the Bolivar project, 17,005 metres from surface and 8,184 metres from underground.

Month	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Total
Mine	615.0	302.4	911.0	456.5	833.1	340.6	648.0	663.0	1,257.0	901.0	724.5	532.0	**8,184**
Surface	371.0	1,560.0	1,239.0	1,299.0	1,094.0	1,237.0	1,246.0	1,714.8	2,452.0	1,800.0	1,734.0	1,258.0	**17,004**
Total	986.0	1,862.4	2,150.0	1,755.5	1,927.1	1,577.6	1,894.0	2,377.8	3,709.0	2,701.0	2,458.5	1,790.0	**25,188**

Method of analysis

Samples were prepared at the Chemex lab facility in Chihuahua, Mexico and analyzed by ICP and AA methods at their facilities in Vancouver, Canada.

Quality control

Diamond drill samples sent for analysis consist of half NQ-size diamond core split on-site, prepared by the ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex. The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair. P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


N
Bolivar NW
BOLIVAR MINE
(Alta Ley)
Pozo Agua
Increible
Mina Fierro
El Gallo
La Montura
Faulted Block
PROSPECTIVE AREA: 1.5 km
La Pequena
La Narizona
El Val
LEGEND
Rhyolite
Andesite
Hornfels
Skarn
Marble
Granodiorite
Felsic dyke
Zn-Cu mineralization
Mine
Old workings, showing
400 m

DIA BRAS
exploration

Bolivar Mine Area

Local Geology and Drill Targets

Drilling results - October 10, 2007


LEGEND
CRETACEOUS - TERTIARY
Granodiorite
Andesitic flow
CRETACEOUS
Upper skarn
Lower skarn
LS (marble)
Potrero formation
SYMBOLS
Upper Skarn Mineralization
Lower Skarn Mineralization
Drill hole done
Proposed drill hole
DB07B221
DB07B211
DB07B218
DB07B223
DB07B225
DB07B210
DB07B205
N
50m
VISUACOM (07/2007)

DIA BRAS exploration

Bolivar Project

Drilling Ressus of the El Gallo Area
January 21, 2008

File No. 82-34990

Pour publication immédiate
Bourse de croissance TSX - DIB
Nº 02 - 2008

DIA BRAS exploration

Dia Bras annonce des teneurs élevées en argent aux mines de Promontorio et de Santa Edwiges du projet Cusi

Montréal, Québec - 30 janvier 2008- **Dia Bras Exploration inc. (TSX-V : DIB)** est heureuse de rapporter les résultats de son programme de forage en cours à sa propriété Cusi dans l'État de Chihuahua au Mexique.

SECTEUR PROMONTORIO :
Dia Bras continue de dégager dans le secteur argentifère Promontorio des intersections de potentiel économique à teneur élevée en argent particulièrement prometteuses. Les meilleurs résultats proviennent du dernier lot des analyses faites en 2007 sur les échantillons de forage du trou DC07B151 qui a recoupé plusieurs veines riches en argent. Le meilleur intervalle a titré en moyenne 528 g/t Ag, 0,1 g/t Au, 0,1% Cu, 0,2% Pb et 0,2% Zn sur une longueur de 15 mètres. Toutefois, cette longueur ne représente pas la largeur réelle puisque le trou a été foré directement le long du pendage de la veine variant de 10 à 25 cm d'épaisseur. La valeur réelle est plutôt estimée à 2,6 mètres. De plus, ce sondage a intercepté la veine Veta A qui a titré en moyenne 704 g/t Ag, 0,1 g/t Au, 0,2% Cu, 1,2% Pb et 1,0% Zn sur une longueur de 5,3 mètres (largeur réelle estimée à 3,7 mètres) (voir la longitudinale composite de Promontorio).

Dans ce secteur, le trou DC07B132 s'est révélé spécialement intéressant en interceptant une section de 6 mètres de longueur (largeur réelle estimée à 4,2 mètres) qui titrait 141 g/t Ag, 0,19 g/t Au, 0,5% Pb et 0,4% Zn (résultats rapportés en partie en décembre 2007).

Rappelons que le secteur Promontorio présente une minéralisation associée aux veines béchiques pauvres en sulfure avec des teneurs élevées en métaux précieux, typique d'un système épithermal de plateau et que la veine Veta A constitue la veine principale de ce secteur. Dia Bras a déjà rapporté dans le communiqué de presse du 7 juin 2007 les teneurs élevées historiques de ce site ainsi que les données provenant des sondages de cette veine et des veines secondaires qui la croisent.

SECTEUR SANTA EDWIGES - SAN ANTONIO - SAN MARINA
Dans ce secteur, le sondage DC07B133 a produit les meilleurs résultats. Foré pour évaluer l'extension aval-pendage de la structure minéralisée de San Marina, le trou a recoupé une section de **3,5 mètres de longueur** (largeur réelle de 2,5 m) **titrant 0,4 g/t Au, 269 g/t Ag, 0,1% Cu, 3,7% Pb et 5,3% Zn.**

Le sondage DC07B143, foré pour évaluer la structure Santa Edwiges a intercepté une section d'une longueur de **2,8 mètres (largeur réelle de 2,0 m) titrant 2,1 g/t Au, 187 g/t Ag, 1,1% Pb et 0,6% Zn.**

Le secteur Santa Edwiges - San Antonio - San Marina est constitué d'un système de plusieurs veines fracturées de quartz-carbonate riches en sulfure typique de la portion médiane (Pb, Zn, Cu) d'une veine épithermale confinée de faible sulfuration. La portion médiane de la veine s'enrichit de métaux précieux (Au, Ag) dans sa partie supérieure.

Programme de forage 2007
Depuis le début du programme de forage dans le district de Cusi en mars 2007, la Société a réalisé à ce jour plus de 21 800 mètres de forage, en sus des 10 000 mètres accomplis en 2006. Les travaux de cartographie géologique (communiqué de presse du 18 novembre 2007) et les sondages de surface (communiqué de presse du 13 septembre 2007) en vue de l'évaluation des ressources minières du projet ont clairement démontré la richesse des secteurs Promontorio et Santa Edwiges - San Antonio - San Marina.

Mètres par zone													
Zone	janvier	février	mars	avril	mai	juin	juillet	août	septembre	octobre	novembre.	décembre	Total
Santa Edwiges	0	0	0	9	19	0	0	0	129	695	351	494	1697
Forages souterrains	0	0	0	9	19	0	0	0	129	695	351	494	1697
Promontorio	0	0	0	329	499	967	460	1114	584	871	905	916	6645
Santa Edwiges	179	0	281	401	0	1640	290	438	849	1097	921	574	6670
Santa Marina	0	0	0	1056,5	1423	0	0	588	0	0	6	0	3073,5
San Nicolas	276,8	893	0	0	0	0	0	0	0	0	0	0	1169,8
San Antonio	0	184	1547	0	0	0	0	0	0	0	0	0	1731
La Bamba	0	608	218	0	0	0	0	0	0	0	0	0	826
Sondages de surface	455,8	1685	2046	1786,5	1922	2607	750	2140	1433	1968	1832	1490	20 115,3
Grand total:	**455,8**	**1685**	**2046**	**1795,5**	**1941**	**2607**	**750**	**2140**	**1562**	**2663**	**2183**	**1984**	**21 812.3**

Méthode d'analyse
Les échantillons de demi-carotte ont été préparés pour les analyses par les laboratoires de préparation d'échantillons Chemex à Chihuahua au Mexique. Les analyses ont été exécutées selon la méthode AA sur un échantillon fissuré de 50 g pour déterminer la teneur en Ag aux laboratoires Chemex de Vancouver. L'analyse des teneurs en Pb, Zn et Cu a, quant à elle, été faite selon la méthode de plasma couplé par induction (ICP) aux laboratoires de Chemex à Vancouver.

Contrôle de la qualité
Les tests d'assurance qualité (QA-QC) de DiaBras sont expliqués en détail dans les rapports 43-101 de la firme Roscoe Postle Associates du mois de décembre 2006 pour la propriété Cusi.

Le contenu technique du présent communiqué a été approuvé par François Auclair, géologue et vice-président Exploration de Dia Bras, une personne dûment qualifiée en vertu du règlement NI43-101.

A propos de Dia Bras
Dia Bras est une société canadienne d'exploration minière qui consacre ses activités à l'exploration de métaux communs et précieux dans l'État de Chihuahua dans le nord du Mexique. La Société s'est engagée à développer et mettre en valeur ses actifs - le projet de cuivre-zinc de Bolivar et le district argentifère de Cusi. Les titres de la Société sont inscrits à la Bourse de croissance TSX sous le symbole « DIB ».

Pour plus de renseignements au sujet de Dia Bras, visitez le site Web www.diabras.com ou communiquez avec les personnes suivantes :

Thomas L. Robyn
Président exécutif du conseil
Exploration Dia Bras
(514) 393-8875, poste 241

Daniel Tellechea
Président et chef de la direction
Exploration Dia Bras
(514) 393-8875, poste 241

Énoncés prospectifs :
À l'exception des données historiques, toutes les déclarations faites dans ce communiqué comportent des éléments de risque et d'incertitude. Les événements et les résultats réels pourraient effectivement différer des prévisions et des attentes exprimées par la Société.

Résultats récents des forages dans le secteur Promontorio :

	De	À	Longueur	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Largeur réelle
DC07B132	86,2	86,8	0,6	0,129	469	0,1	0,2	0,5	0,2
Promontorio	103,5	105	1,5	0,006	75	0	0,3	0,4	0,5
	117	118,5	1,5	0,024	423	0,1	0,2	0,2	0,5
	144	147	3	0,014	139	0	0,2	0,2	0,5
	162,5	174,5	12	0,161	333	0	0,2	0,2	2,1
	186,2	189,65	3,45	0,038	68	0	0,2	0,2	0,6
	215,5	215,9	0,4	0,043	29	0	0,6	0,8	0,1
	220,8	222,65	1,85	0,036	145	0,1	1,4	1,5	0,3
	237,5	238,1	0,6	0,061	54	0	0,7	0,9	0,4
	249	253	4	0,031	41	0	0,5	0,4	0,7
	259,3	259,9	0,6	0,132	191	0,1	2,3	1,2	0,2
	272	278	6	0,198	141	0	0,5	0,4	4,2
DC07B140	124,0	125,0	1,0	0,0	122	0,0	0,1	0,1	0,7
en cours									
DC07B142	30,5	32,0	1,5	0,0	164	0,0	0,1	0,1	1,1
El Gallo	66,5	68,0	1,5	0,1	95	0,0	0,3	0,8	1,1
en cours	135,5	140,0	4,5	0,0	290	0,1	0,2	0,2	2,3
DC07B144	89,0	92,0	3,0	0,0	188	0,0	0,1	0,1	0,5
El Gallo	109,7	110,3	0,6	0,0	327	0,0	0,2	0,2	0,4
DC07B145		aucune minéralisation							
DC07B146	87,5	90,5	3,0	0,0	386	0,0	0,2	0,2	2,1
El Gallo	98,0	110,0	12,0	0,1	195	0,0	0,1	0,2	8,5
en cours									
DC07B150		aucune minéralisation							
DC07B151	113,0	115,5	2,5	0,0	411	0,1	0,3	0,3	2,3
	121,5	127,5	6,0	0,0	97	0,0	0,2	0,1	2,1
	136,5	138,0	1,5	0,0	168	0,0	0,1	0,1	1,1
	145,5	147,0	1,5	0,0	131	0,1	0,3	0,2	0,8
	153,0	159,0	6,0	0,1	693	0,1	0,2	0,2	2,1
	181,5	196,5	15,0	0,1	528	0,1	0,2	0,2	2,6
	211,2	212,5	1,3	0,1	473	0,1	0,9	1,0	1,0
	215,0	217,5	2,5	0,0	106	0,0	0,2	0,3	1,9
	233,1	236,0	2,9	0,0	105	0,1	0,4	0,5	2,1
	240,7	246,0	5,3	0,1	704	0,2	1,2	1,0	3,7
en cours									

	De	À	Longueur	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Largeur réelle
DC07B152		aucune minéralisation							
DC07B153		aucune minéralisation							
DC07B154	111,6	112,2	0,6	0,1	413	0,1	0,4	0,7	
	123,5	125,0	1,5	0,0	95	0,0	0,1	0,2	
en cours									
DC07B155 en cours									

Résultats récents des forages dans le secteur Santa Edwiges :

	De	À	Longueur	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Largeur réelle
DC07B136	169,2	170,0	0,8	0,2	46	0,0	0,7	0,4	0,5
Santa Edwiges	254,0	255,0	1,0	0,0	12	0,1	0,6	1,0	0,6
DC07B139	141,0	142,5	1,5	0,1	121	0,0	0,6	0,8	1,1
Santa Marina	259,6	263,1	3,5	0,4	269	0,1	3,7	5,3	2,5
	336,0	337,5	1,5	0,1	42	0,0	0,8	1,0	1,1
	462,3	467,1	4,8	0,1	52	0,1	2,9	3,9	4,5
en cours									
DC07B141	250,0	251,0	1,0	0,0	9	0,0	0,8	0,8	0,7
Santa Edwiges en cours									
DC07B143	144,2	147,0	2,8	2,1	187	0,0	1,1	0,6	2,0
Santa Edwiges	289,6	290,2	0,6	0,1	51	0,0	4,1	3,3	0,4
DC07B147 Santa Edwiges en cours									
DC07B148 Santa Marina suspendu									
DC07B149 Santa Edwiges		aucune minéralisation							

DC07B105
◇ 149 - 0.50 - 1.00
1.1 m

Mineralized Zone

Mineralized Vein

Mineralized Intercept

Diamond D

Undergrou

BEST AVAILABLE COPY

File No. 82-34990

DIA BRAS exploration

For Immediate Release
TSX Venture Exchange - DIB
No. 02 - 2008

Dia Bras Announces High-Grade Silver Values at the Promontorio and Santa Edwiges Mines of the Cusi Project

Montréal, Québec – January 30, 2008– **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report results from its ongoing exploration drilling program on the Cusi property, located in the State of Chihuahua, Mexico.

PROMONTORIO SECTOR:

The silver-rich Promontorio sector continues to deliver high-grade silver intersections over economic widths and they are particularly encouraging. The best results from the last batch of drill assays of the year come from hole DC07B151 which intersected a number of high-grade veins. The best interval averaged 528 g/t Ag, 0.1 g/t Au, 0.1% Cu, 0.2% Pb and 0.2% Zn over 15 metres core length. This length does not represent the true width, since the drill hole was drilled directly along the dip of the veins, which vary in thickness from 10 to 25 cm. The estimated true width is 2.6 metres. Also, this hole intersected Veta A, which averages 704 g/t Ag, 0.1 g/t Au, 0.2% Cu, 1.2% Pb and 1.0% Zn over 5.3 metres of core length (estimated true width of 3.7 metres) (see the Promontorio longitudinal composite).

Another important hole in this sector is DC07B132, results of which were partly released in December 2007. The hole intersected a series of veins (see press release December 13, 2007). The hole intersected 6 metres core length (estimated true width of 4.2 metres) of 141 g/t Ag, 0.19 g/t Au, 0.5% Pb and 0.4% Zn.

Mineralization at Promontorio is associated with fracture-filled, low-sulphidation veins with high precious-metals grades, typical of a high level epithermal system. The most prominent vein in the sector is Veta A, and Dia Bras has reported high historical grades as well as the Company's drill core data from this vein and from its intersections with crosscutting subsidiary veins (see press release June 7, 2007).

SANTA EDWIGES - SAN ANTONIO – SAN MARINA SECTOR

The best results in this sector are from hole DC07B139, drilled to test the downdip extension of the San Marina mineralized structure, which intersected **3.5 metres core length** (true width of 2.5 metres) **of 0.4 g/t Au, 269 g/t Ag, 0.1% Cu, 3.7% Pb and 5.3% Zn.**

DC07B143, drilled to test the Santa Edwiges structure, intersected **2.8 metres core length (2.0 true width) of 2.1 g/t Au, 187 g/t Ag, 1.1% Pb and 0.6% Zn.**

The Santa Edwiges – San Antonio – San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb-Zn-Cu) of a zoned, low-sulphidation epithermal vein. This middle portion of the vein transitions upwards to the precious metal (Au, Ag) portion of the vein.

2007 DRILL PROGRAM

Since inception of the drilling program in the Cusi District in March 2007, more than 21,800 metres of diamond drilling have been completed to date, in addition to more than 10,000 metres drilled in 2006. Surface mapping (see press release of November 18, 2007) and surface diamond core drilling (see press release of September 13, 2007) have demonstrated the importance of the Promontorio and Santa Edwiges – San Antonio – San Marina sectors subsequent to a resource evaluation.

Metres per zone													
Zone	**Jan.**	**Feb.**	**Mar.**	**Apr.**	**May**	**June**	**July**	**Aug.**	**Sept.**	**Oct.**	**Nov.**	**Dec.**	**Total**
St. Edwiges	0	0	0	9	19	0	0	0	129	695	351	494	1,697
Underground	0	0	0	9	19	0	0	0	129	695	351	494	1,697
Promontorio	0	0	0	329	499	967	460	1114	584	871	905	916	6,645
Santa Edwiges	179	0	281	401	0	1,640	290	438	849	1097	921	574	6,670
Santa Marina	0	0	0	1,056.5	1,423	0	0	588	0	0	6	0	3,073.5
San Nicolas	276.8	893	0	0	0	0	0	0	0	0	0	0	1,169.8
San Antonio	0	184	1547	0	0	0	0	0	0	0	0	0	1731
La Bamba	0	608	218	0	0	0	0	0	0	0	0	0	826
Total Surface	455.8	1,685	2,046	1,786.5	1,922	2,607	750	2,140	1,433	1,968	1,832	1,490	20,115.3
Grand total:	**455.8**	**1,685**	**2,046**	**1,795.5**	**1,941**	**2,607**	**750**	**2,140**	**1,562**	**2,663**	**2,183**	**1,984**	**21,812.3**

Method of analysis

Half split diamond drill core samples sent for analysis were prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Ag by AA on 50 g split sample at the ALS Chemex Vancouver laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at ALS Chemex, Vancouver.

Quality control

The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in Roscoe Postle Associates' 43-101 report of December 2006 on Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining Company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

Recent drilling results from the Promontorio Sector:

	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B132	86.2	86.8	0.6	0.129	469	0.1	0.2	0.5	0.2
Promontorio	103.5	105	1.5	0.006	75	0	0.3	0.4	0.5
	117	118.5	1.5	0.024	423	0.1	0.2	0.2	0.5
	144	147	3	0.014	139	0	0.2	0.2	0.5
	162.5	174.5	12	0.161	333	0	0.2	0.2	2.1
	186.2	189.65	3.45	0.038	68	0	0.2	0.2	0.6
	215.5	215.9	0.4	0.043	29	0	0.6	0.8	0.1
	220.8	222.65	1.85	0.036	145	0.1	1.4	1.5	0.3
	237.5	238.1	0.6	0.061	54	0	0.7	0.9	0.4
	249	253	4	0.031	41	0	0.5	0.4	0.7
	259.3	259.9	0.6	0.132	191	0.1	2.3	1.2	0.2
	272	278	6	0.198	141	0	0.5	0.4	4.2
DC07B140	124.0	125.0	1.0	0.0	122	0.0	0.1	0.1	0.7
in process									
DC07B142	30.5	32.0	1.5	0.0	164	0.0	0.1	0.1	1.1
El Gallo	66.5	68.0	1.5	0.1	95	0.0	0.3	0.8	1.1
in process	135.5	140.0	4.5	0.0	290	0.1	0.2	0.2	2.3
DC07B144	89.0	92.0	3.0	0.0	188	0.0	0.1	0.1	0.5
El Gallo	109.7	110.3	0.6	0.0	327	0.0	0.2	0.2	0.4
DC07B145		no mineralisation							
DC07B146	87.5	90.5	3.0	0.0	386	0.0	0.2	0.2	2.1
El Gallo	98.0	110.0	12.0	0.1	195	0.0	0.1	0.2	8.5
in process									
DC07B150		no mineralisation							
DC07B151	113.0	115.5	2.5	0.0	411	0.1	0.3	0.3	2.3
	121.5	127.5	6.0	0.0	97	0.0	0.2	0.1	2.1
	136.5	138.0	1.5	0.0	168	0.0	0.1	0.1	1.1
	145.5	147.0	1.5	0.0	131	0.1	0.3	0.2	0.8
	153.0	159.0	6.0	0.1	693	0.1	0.2	0.2	2.1
	181.5	196.5	15.0	0.1	528	0.1	0.2	0.2	2.6
	211.2	212.5	1.3	0.1	473	0.1	0.9	1.0	1.0
	215.0	217.5	2.5	0.0	106	0.0	0.2	0.3	1.9
	233.1	236.0	2.9	0.0	105	0.1	0.4	0.5	2.1
	240.7	246.0	5.3	0.1	704	0.2	1.2	1.0	3.7
in process									

	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B152		no mineralisation							
DC07B153		no mineralisation							
DC07B154	111.6	112.2	0.6	0.1	413	0.1	0.4	0.7	
	123.5	125.0	1.5	0.0	95	0.0	0.1	0.2	
in process									
DC07B155									
in process									

Recent drilling results from the Santa Edwiges Sector

	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B136	169.2	170.0	0.8	0.2	46	0.0	0.7	0.4	0.5
Santa Edwiges	254.0	255.0	1.0	0.0	12	0.1	0.6	1.0	0.6
DC07B139	141.0	142.5	1.5	0.1	121	0.0	0.6	0.8	1.1
Santa Marina	259.6	263.1	3.5	0.4	269	0.1	3.7	5.3	2.5
	336.0	337.5	1.5	0.1	42	0.0	0.8	1.0	1.1
	462.3	467.1	4.8	0.1	52	0.1	2.9	3.9	4.5
in process									
DC07B141	250.0	251.0	1.0	0.0	9	0.0	0.8	0.8	0.7
Santa Edwiges									
in process									
DC07B143	144.2	147.0	2.8	2.1	187	0.0	1.1	0.6	2.0
Santa Edwiges	289.6	290.2	0.6	0.1	51	0.0	4.1	3.3	0.4
DC07B147									
Santa Edwiges									
in process									
DC07B148									
Santa Marina									
Suspended									
DC07B149		no mineralisation							
Santa Edwiges									


DC07B105
149 - 0.50 - 1.00
1.1 m
Mineralized Zone
Mineralized Vein
Mineralized Intercept
Diamond D
Undergrou

File No. 82-34990

For Immediate Release

TSX Venture Exchange - DIB
No. 03 -2008

DIA BRAS *exploration*

DIA BRAS REPORTS HIGHLIGHTS OF ITS 2007 EXPLORATION AND DEVELOPMENT PROGRAM AND PRESENTS ITS 2008 OBJECTIVES

Montréal, Québec – February 6, 2008– **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to provide a summary of its 2007 exploration and development program, the Bolivar pilot-mining results and to present its 2008 objectives.

2007 Highlights:

- Appointment of Daniel Tellechea as President and CEO and restructuring of the Company;
- Discovery of a new massive sulphide lens in the Upper Skarn, the Selena, with grades of up to 2.2% Cu and 13.1% Zn at Bolivar Mine with drill hole intersection of up to 43 metres (DB07BM070);
- New discovery at Bolivar: 32.5 metres of 4.26% Zn in drill hole DB07B215 at La Narizona Prospect;
- Widest Lower Skarn intersection in the El Gallo area: 73.8 metre core length (69.4 metre estimated true width) averaging 1.2% Cu, 41 g/t Ag and 0.1 g/t Au;
- Preliminary Economic Study indicates strong IRR and NPV at Bolivar with the construction of a mill on-site;
- Numerous high-grade silver intercepts at Promontorio and Santa Edwiges, including 8,310 g/t Ag over 1.5 metres (core length) at Promontorio (hole DC07B101B) and 4-metre core length (true width of 2.8 metres) of 2.6 g/t Au, 502 g/t Ag, 1.4% Pb and 0.8% Zn in hole DC07B133, in the San Antonio mineralized structure, within the Cusi district.
- Regional mapping reveals the presence of a number of high-grade gold and silver targets in the northwestern portion of the Cusi property;
- Production value of US$26.8 million from the pilot-mining program at Bolivar including a record production value of US$8.4 million in Q4 2007.

SUMMARY BOLIVAR – 2007

Exploration

In September 2007, Dia Bras released a NI43-101 Resource Estimate, which established that the Upper Skarn Unit contains some 322,400 tonnes at 5.16% CuEq in the measured and indicated categories, and the Lower Skarn Unit contains from 936,000 tonnes at 1.99% CuEq (1.5% CuEq cut-off) up to 3,248,000 Mt at 1.34% CuEq (0.75% CuEq cut-off).

The 2007 exploration program has opened up some significant new exploration opportunities with considerable upside potential.

Over 25,000 metres of drilling were completed, mainly at the Bolivar Alta Ley and El Gallo sectors and the El Val - La Montura sectors resulting in the announced discoveries, compared with 11,100 metres of drilling in 2006.

Pilot-mining program

During the year, at Bolivar, Dia Bras processed some 127,000 tonnes of material at an average grade of 1.52% Cu and 7.07% Zn for a total net smelter production value of US$26.8 million.

SUMMARY CUSI - 2007

Exploration

More than 21,800 metres of diamond drilling were completed, which reveal the presence of economic intersections, thus demonstrating the importance of the northwestern sector. For 2006, 11,700 metres of drilling were performed, of which 5,500 metres were drilled at San Miguel-La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India.

During 2007, Dia Bras rehabilitated and provided access to mineralized structures in two underground mines, Santa Edwiges and Promontorio, while continuing to drill in an attempt to start a first resource evaluation by the end of the first quarter of 2008.

Development

20,000 tonnes of material from the various accessible mineralized zones at Cusi were processed at the Malpaso mill, but recovery was too to low to provide the commercial production of concentrates, especially from the oxide and transition zones (mixed oxide and sulphide zones). Metallurgical testing will continue during 2008 for the sulphides zones.

Key statistics from the Bolivar Pilot-Mining Program 2007 and 2006, and 2008 forecast (1) (2) (3)

	2008 Forecast	2007	2006
Tonnes processed	144,000	127,106	96,575
Grade zinc	8.0%	7.07%	10.63%
Grade copper	1.4%	1.52%	2.03%
Zn Recovery	88.0%	86.49%	91.90%
Cu Recovery	82.0%	81.66%	80.59%
Average price zinc per pound, US$	$1.00	$1.47	$1.44
Average price copper per pound, US$	$2.80	$3.23	$3.02
Total production of zinc (lbs)	22.3 M	17.03 M	20.90 M
Total production of copper (lbs)	3.6 M	3.53 M	3.51 M
(in US$ millions)			
Total net smelter production value	$24.0 M	$26.4 M	$26.8 M
Operating cash costs (including development)	$14.1 M	$15.0 M	$11.5 M
Direct operating cash margin (FOB Malpaso Mill)	$9.9 M	$11.4 M	$15.3 M
(in US$ / DMT)			
Operating costs/DMT (including development)	$98.00	$118.18	$118.56

The Company's total production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement that was renegotiated in May 2007. Total billings to MRI during 2007 amounted to US$23.1 million including some final settlements from 2006 and 2007 shipments of which included negative settlement amounts.

Other costs and financial information (1) (2) (3)

Item	**2008 Forecast**	**2007**	**2006**
(in US$ millions)			
Exploration costs	5.0 M	5.2 M	4.2 M
Cusi project Bulk sampling costs	1.0 M	7.6 M	_
Capital expenditures	1.6 M	5.8 M	7.6 M
Sales expenses of concentrates	2.3 M	1.8 M	2.2 M

[1] It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions in order to start a feasibility study in 2008.

[2] Non-GAAP measures: The Company reports net smelter production value and operating cash costs even if they are non-GAAP measures to indicate the approximate value of the year sales, isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

[3] Before amortization

Dia Bras Objectives 2008:

- Cost improvement program in all areas of the of the Company;
- Aggressive exploration program to expand and upgrade existing resources at Bolivar to increase mine life and level of production;
- Continue exploration at Cusi to establish first resource estimate and evaluate start-up of pilot mining;
- Initiate a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriate sized mill on-site;
- Process 144,000 tonnes of material at average grades of 1.4% Cu and 8.0% Zn for a total net smelter production value of US$24 million;
- Blue sky exploration outside Bolivar & Cusi mining areas.

Daniel Tellechea, President and Chief Executive Officer, comments "We have the resources and the team in place to deliver on our aggressive but achievable objectives for both projects during 2008. We have designed our exploration and work programs so that both properties will be systematically advanced. We look forward to reporting on the results of these drill programs and our overall progress throughout 2008."

The Company begins 2008 with a cash position of approximately US$6.7 million to support its ongoing programs.

2008 Exploration Budget

A global exploration budget of US$5.0 million is forecast in 2008 to accelerate the feasibility study at Bolivar and to obtain a NI43-101 resource estimate of the Santa Edwiges and Promontorio sectors and test newly mapped discovered zones within the Cusi project.

Bolivar Project

Bolivar – Alta Ley

Drilling will be focused on increasing the measured and indicated resources at the Bolivar Alta Ley, especially within the Titanic and Selena massive sulphide lenses, and along the Fernandez Trend. 10,000 metres of core diamond drilling (surface and underground) are planned in this area.

Bolivar – El Gallo

A further 5,000 metres of drilling are planned in this area to: 1) allow upgrading some of the Inferred Resource of the El Gallo Lower Skarn to Measured and Indicated; and 2) further increase the total tonnage of the Upper and Lower Skarn Horizons of this prospect.

Bolivar - Exploration drilling

An exploration drilling program of 5,000 metres will allow the Company to demonstrate the bulk volume potential of the Bolivar property. This drilling will be dedicated to evaluate the strike extension of the favourable Upper and Lower skarn horizons over 2,000 metres of strike length along the El Val – La Montura trend where 32.5 metres averaging 4.26% Zn have been intersected at La Narizona prospect.

Cusi Project
Activities will be focused on metallurgical testing with the objective of improving metal recovery, especially for the material from the transition zones (mixed oxides and sulfides) and sulphide zones to a commercial level to allow start-up of the pilot-mining program.

Some 15,000 metres of drilling are planned at Cusi to further define the resources at Santa Edwiges and Promontorio, as well as evaluate by drilling the potential of the Minerva area discovered during the surface mapping program. The Company intends to drill some 2,000 metres in this area to evaluate the potential of this sector. A first NI43-101 resource estimate will be initiated and results are expected during April of this year.

Further, Dia Bras plans to initiate a surface mapping and sampling at program at the La Reina prospect, situated in the southeastern area of the Cusi property. This area has seen limited work in the past. This area of interest is considered to hold some of the highest silver grades of the Cusi camp.

Restructuring of management

As part of the restructuring, Dr. Thomas L. Robyn now assumes the position of non-executive Chairman.

Also, Mr. André St-Michel has resigned as Executive Vice-President and COO for personal reasons, effective February 1, 2008. Mr. St-Michel will remain as Director of the Company. The Board of Directors expresses its appreciation to Mr. St-Michel for his contribution to the Company and wishes him well in his future business endeavours.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in Northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea,
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Thomas L. Robyn
Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

FORM 51-102F3
MATERIAL CHANGE REPORT

NOM ET ADRESSE DE LA SOCIÉTÉ
NAME AND ADDRESS OF COMPANY

Exploration Dia Bras inc. / Dia Bras Exploration Inc.
2750 – 600, boul. de Maisonneuve Ouest
Montréal, Québec H3A 3J2

DATE DU CHANGEMENT IMPORTANT
DATE OF MATERIAL CHANGE

01 February 2007
February 01, 2007

COMMUNIQUÉ DE PRESSE
NEWS RELEASE

06 février 2008 – Émis par MarketWire sur le réseau de la Bourse de croissance TSX
February 06, 2007 – Published by MarketWire on the TSX Venture network.

RÉSUMÉ DU CHANGEMENT IMPORTANT
SUMMARY OF MATERIAL CHANGE

Monsieur André St-Michel a démissionné de son de vice-président exécutif et chef des opérations, le vendredi 1 février 2008.

Mr. André St-Michel has resigned as Executive Vice-President and COO on Friday February 1, 2008.

DESCRIPTION CIRCONSTANCIÉE DU CHANGEMENT IMPORTANT
Monsieur André St-Michel a démissionné de son de vice-président exécutif et chef des opérations, le vendredi 1 février 2008.

DESCRIPTION CIRCONSTANCIÉE DU CHANGEMENT IMPORTANT
FULL DESCRIPTION OF MATERIAL CHANGE
Mr. André St-Michel has resigned as Executive Vice-President and COO on Friday February 1, 2008.

APPLICATION DES PARAGRAPHES 2 ET 3 DE L'ARTICLE 7.1 DU RÈGLEMENT 51-102 /
RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-202

Sans objet /
Not applicable.

INFORMATION OMISE /
OMITTED INFORMATION

Sans objet /
Not applicable.

MEMBRE DE LA HAUTE DIRECTION /
EXECUTIVE OFFICER

Pour joindre un membre de la haute direction, communiquer avec : /
To reach an executive officer, please call:

Luce L. Saint-Pierre, secrétaire corporative / Corporate Secretary
(514) 393-8875 # 230

File No. 82-34990

SEC Mail Processing
Section

MAR - 6 2008

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 04- 2008

Dia Bras Signs an Option to Acquire a New Cu-Ag Property in Jalisco State, Mexico

Montréal, Québec – February 19, 2008 – **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce that it has signed an option agreement to acquire 100% of the La Enganosa property in the State of Jalisco (the "Property") from Mr. Castaneda, a Mexican citizen and Cominlat, a Mexican mining corporation, (Mr. Castenada and Cominlat are collectively referred to herein as the "Optionors"). The Property covers 375 hectares, and has been the object of geological mapping, geochemical sampling and limited drilling. Dia Bras will promptly initiate a drilling program to assess the full potential of the property.

<u>The transactions</u>

Pursuant to the option agreement the Company may acquire a 100% interest in the Property and has and the exclusive rights to explore and develop the Property over the next three years in consideration for: (i) a commitment by the Company to incur minimum exploration expenditures of US$300,000 per year; and (ii) total cash payments of US$1,265,000 payable to the Optionors as follows:

a) US$65,000 at the signature of the agreement;
b) US$75,000 within 6 months of the signature date;
c) US$75,000 on the date that is 12 months after the signature date;
d) US$150,000 on the date that is 18 months after the signature date;
e) US$200,000 on the date that is 24 months after the signature date;
f) US$300,000 on the date that is 30 months after the signature date;
g) US$400,000 on the date that is 36 months after the signature date.

Starting with the payment due on the date that is 18 months after the signature date and the following payments, the Optionors will have the right, at their discretion to receive common shares of the Company in lieu of payments. The number of shares will be determined on the following basis the higher of: i) the closing price of the shares of the Company on the stock exchange on which it is then trading on the last business day prior to the date on which the payment is due and ii) $1.25. The transaction is subject to regulatory approval.

The property is subject to a 2% NSR which can be repurchased for US$1.5 million at any time during a 6 year period following closing. The Company has agreed to pay minimum annual royalties of US$48,000 starting 5 years after the closing date.

"The optioning of the La Enganosa property by Dia Bras is a very important acquisition for Dia Bras at this point in time," said Daniel Tellechea, President and CEO of Dia Bras. "We believe it will add significant value to our shareholders in the near future."

"The exploration group evaluated and recommended this property to the Board of Directors due to its excellent potential to hold a significant copper-silver ore body amenable to easy open pit mining," said François Auclair, Vice-President Exploration of Dia Bras.

DESCRIPTON OF LA ENGANOSA PROPERTY

Localisation

The project is located in south central Mexico, 115 km southwest of Guadalajara. The "Mojonera" is at latitude 19.851902° N and longitude 104.045995° W. It can be accessed from Guadalajara by paved road to El Limon (208 km), then a gravel road to San Miguel de Hidalgo (10 km) and finally by a partly bad trail over 5 km.

Mineralization

The copper/silver mineralization is located in narrow quartz /calcite veins (mm-cm) bearing malachite/azurite/chalcocite. These veins are contained in the limestone and form conjugated fractures trending 15/70°, 345/80°, 290/70°, 110/70°, 260/60° and also in lithologic planes 150/20°.

Two zones of mineralization have been roughly outlined and are located on both sides of the easterly trending hillcrest and appear to be related to the same lithologic unit. On the southern one, several samples by different companies have been taken on a 300*300 m area. Also 12 short DDH (total 671 m) have been done on 50*50 grids. Results of the different sampling programs averaged to 23 g/t Ag and 0.7% Cu reaching 303g/t Ag and 2.12% Cu.

Site Visit

In December 2007, Mr. Jacques Marchand, P. Eng. International consultant and Qualified Person (as defined in National Instrument 43-101) and Mr. Réjean Gosselin, Director of the Company, conducted a site visit of the property. During this site visit, 3 outcrop samples were collected to test the mineralized material, and the results are encouraging as shown below:

Samples	Ag (g/t)		Zn	Cu
	FA	AA	(%)	(%)
DE07JM01	19.7	20	0.25	1.25
DE07JM02	130.1	140	0.14	2.68
DE07JM03	ind	10	0.48	0.35

Historical Resources

Historical resources on the southern zone have been estimated by the owner to be around 1.3 million tonnes averaging 1.2% Cu and 51 g/t Ag in an ENE trending area of 300*100 m to a depth averaging 30 m. One section shows increased thickness to the SW while the other indicates an increase to the NE. The zone follows the stratigraphy and is still open to the West and to the NE. This resource estimate completed by the owner does not comply with the definitions and standards outlined in National Instrument 43-101, and the Company cautions that these historic resource estimates cannot be relied upon.

Recommended Exploration Program

Mr. Marchand, P. Eng. and QP, recommended a first phase exploration program that includes 3,000 metres of RC drilling and 1,000 metres of core diamond drilling to rapidly assess the potential of the property and verify the historical resources.

Method analysis

Chip rock samples were sent for analysis to Dia Bras's Malpaso lab facility. Assays for Ag are done by AA and FA and by AA for Zn and Cu. The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair, Vice-President, Exploration and Jacques Marchand, P. Eng. and Manager, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

Dia Bras at PDAC

The Company will be exhibiting at the PDAC in Toronto, March 2-5, 2007 in the South Building of the Metro Toronto Convention Centre. Dr. Thomas L. Robyn, Chairman, Daniel Tellechea, President and CEO, along with other members of the team, will be present at Booth 3009. François Auclair, Vice-President, Exploration, will also deliver a **presentation in room 803, on Tuesday March 5 at 5:00 p.m.**

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

Thomas L. Robyn
Chairman
Dia Bras Exploration
(514) 393-8875

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

-30-

END